UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 19)

AFFINITY GAMING
___________________________________________________________________________________

(Name of Issuer)
Common Stock, par value $0.001 per share
___________________________________________________________________________________

(Title of Class of Securities)

Not Applicable
___________________________________________________________________________________

 (CUSIP Number)

Steven Weiser
Silver Point Capital, L.P.
2 Greenwich Plaza, First Floor
Greenwich, CT 06830
 203-542-4200
___________________________________________________________________________________

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 5, 2016
___________________________________________________________________________________

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box: o

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP NO. Not Applicable
1		NAMES OF REPORTING PERSONS
SPH Manager, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO, WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
17,220,244.4 (1)
	9	SOLE DISPOSITIVE POWER*
5,544,092
	10	SHARED DISPOSITIVE POWER* -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
17,220,244.4 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
84.5%(2)
14		TYPE OF REPORTING PERSON
IA, PN
*See Item 5.

[1]
Includes 5,544,092 Shares (as defined in this Schedule 13D) owned by an affiliate of the Reporting Persons as described in this Schedule 13D. In addition, as further described in Item 4 of Amendment 14 to this Schedule 13D, the Reporting Persons may be deemed to beneficially own the Shares beneficially owned by the Other Reporting Persons (as defined in this Schedule 13D) pursuant to the Settlement Agreement (as defined in this Schedule 13D).  As such, these amounts include the 11,676,152.4 Shares beneficially owned by the Other Reporting Persons, which number is based upon the amount of Shares owned by the Other Reporting Persons as publicly disclosed in the most recent reports on Schedule 13D or Form 4 filed by the Other Reporting Persons under Section 13 or Section 16 of the Exchange Act.

[2]
The percentages used herein and in the rest of this Schedule 13D are calculated based upon 20,377,247 outstanding Shares as of March 15, 2016, as reported on the Issuer's Annual Report on Form 10-K filed on March 23, 2016.

SCHEDULE 13D

CUSIP NO. Not Applicable
1		NAMES OF REPORTING PERSONS
Edward A. Mulé

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO, WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
17,220,244.4 (1)
	9	SOLE DISPOSITIVE POWER*
-0-
	10	SHARED DISPOSITIVE POWER* 5,544,092
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
17,220,244.4 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
84.5%(2)
14		TYPE OF REPORTING PERSON
IN
*See Item 5

SCHEDULE 13D

CUSIP NO. Not Applicable
1		NAMES OF REPORTING PERSONS
Robert J. O’Shea

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO, WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
17,220,244.4 (1)
	9	SOLE DISPOSITIVE POWER*
-0-
	10	SHARED DISPOSITIVE POWER* 5,544,092
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
17,220,244.4 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
84.5%(2)
14		TYPE OF REPORTING PERSON
IN
*See Item 5.

This Amendment No. 19 ("Amendment No. 19") amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on May 7, 2012, as amended by Amendment No. 1 filed by the Reporting Persons on October 31, 2012, Amendment No. 2 filed by the Reporting Persons on November 5, 2012, Amendment No. 3 filed by the Reporting Persons on December 14, 2012, Amendment No. 4 filed by the Reporting Persons on February 19, 2013, Amendment No. 5 filed by the Reporting Persons on March 11, 2013, Amendment No. 6 filed by the Reporting Persons on March 12, 2013, Amendment No. 7 filed by the Reporting Persons on March 18, 2013, Amendment No. 8 filed by the Reporting Persons on April 4, 2013, Amendment No. 9 filed by the Reporting Persons on May 15, 2013, Amendment No. 10 filed by the Reporting Persons on May 30, 2013, Amendment No. 11 filed by the Reporting Persons on October 15, 2013, Amendment No. 12 filed by the Reporting Persons on December 4, 2013, Amendment No. 13 filed by the Reporting Persons on April 23, 2014, Amendment No. 14 filed by the Reporting Persons on July 30, 2014, Amendment No. 15 filed by the Reporting Persons on May 19, 2015, Amendment No. 16 filed by the Reporting Persons on June 3, 2015, Amendment No. 17 filed by the Reporting Persons on September 8, 2015, and Amendment No. 18 filed by the Reporting Persons on September 17, 2015 (as amended as of the date hereof, the "Schedule 13D").  Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 19 shall have the meaning assigned to such term in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented as follows:

                           On April 5, 2016, the Reporting Persons acquired 279,961 Shares of the common stock of the Issuer in a privately negotiated transaction for investment purposes.  Each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Shares, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby supplemented as follows: The information contained in rows, 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment No. 19 is hereby incorporated herein by reference.

                 (a) As reported on the Other Reporting Persons' Schedule 13D, the Other Reporting Persons own 11,676,152.4 Shares, which constitutes approximately 57.3% of the outstanding Shares. Together with the Shares owned by the Reporting Persons, such group may be deemed, for purposes of Section 13(d)(3) of the Exchange Act, to beneficially own the 17,220,244.4 Shares held in the aggregate by the Reporting Persons and the Other Reporting Persons, constituting approximately 84.5% of the outstanding Shares. The Reporting Persons disclaim beneficial ownership of any Shares beneficially owned by the Other Reporting Persons for any other purpose.

                 (b) As a result of the matters descried in Item 4 above, each of the Reporting Persons may be deemed to share the power to vote or to direct the vote of the 17,220,244.4 Shares held in the aggregate by the Reporting Persons and the Other Reporting Persons.

                 (c) Except as disclosed below, the Reporting Persons have not effected any transactions in the Issuer's Shares during the past sixty days.

Date	Number of Shares Purchased/Sold	Price per Share	Nature of Transaction
March 16, 2016	5,209	$0	Issuer grant of restricted stock
April 5, 2016	279,961	$13.50	Private Purchase

Item 7.	Material to be filed as Exhibits

Exhibit 99.16: Joint Filing Agreement, dated April 7, 2016.

SIGNATURES

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:   April 7, 2016

SPH MANAGER, LLC

By:	/s/ Edward A. Mulé
Name: Edward A. Mulé
Title: Member

EDWARD A MULÉ /s/ Edward A. Mulé
ROBERT J. O'SHEA /s/ Robert J. O’Shea

Exhibit 99.16

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i)           Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)          Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: April 7, 2016

SPH MANAGER, LLC

By:	/s/ Edward A. Mulé
Name: Edward A. Mulé
Title: Member

EDWARD A MULÉ /s/ Edward A. Mulé
ROBERT J. O'SHEA /s/ Robert J. O’Shea